Shareholder Engagement Division	www.asyousow.org
1200 Fitzgerald Drive # Pinole, CA 94564	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Union Pacific Corporation (UNP)
Name of persons relying on exemption:  As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Union Pacific Corporation (UNP)
Vote Yes: PROPOSAL #7 – Shareholder Proposal Requesting Annual Diversity and Inclusion Efforts Report

Annual Meeting: May 13, 2021

CONTACT: Meredith Benton, Benton@whistlestop.capital

THE RESOLUTION

Resolved: Shareholders request that Union Pacific Corporation ("Union Pacific") publish annually a report assessing the Company's diversity and inclusion efforts, at reasonable expense and excluding proprietary information. At a minimum the report should include:

•	the process that the Board follows for assessing the effectiveness of its diversity, equity and inclusion programs,

•	the Board’s assessment of program effectiveness, as reflected in any goals, metrics, and trends related to its promotion, recruitment and retention of protected classes of employees.

Supporting Statement: Investors seek quantitative, comparable data to understand the effectiveness of the company’s diversity, equity, and inclusion programs.

SUMMARY

The resolution requests that Union Pacific publish an annual report assessing the Company’s diversity, equity, and inclusion (DEI) efforts including the process that the Board follows for assessing the effectiveness of its diversity and inclusion programs as well as its assessment of program effectiveness as reflected in any goals, metrics, and trends related to its promotion, recruitment, and retention of protected classes of employees.

The resolution explains that investors are seeking quantitative, comparable data in order to understand the effectiveness of Union Pacific’s DEI programs. It cites concerns that the Company’s extensive statements related to diversity and inclusion may be considered “corporate puffery” by stakeholders if the company does not provide meaningful reporting on its workplace equity practices.

2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

The resolution also cites to studies which show that significant barriers exist for diverse employees advancing within their careers, as well as studies demonstrating the corporate benefits of a diverse workforce.

RATIONAL FOR A YES VOTE

1.	Companies benefit from diverse and inclusive workplaces.

2.	Corporate Policies that allow harassment and discrimination undermine business success.
3.	Union Pacific is risking the trust and confidence of its consumers and employees.

4.	Union Pacific’s DEI reporting significantly lags peers.

DISCUSSION

1.	Companies benefit from Diverse and Inclusive Workplaces

Union Pacific writes in its statement in opposition to this resolution:

Union Pacific recognizes that attracting, acquiring and maintaining a diverse workforce provides access to the skills and character we need to foster innovative ideas and drive optimal, long-term business growth. Drawing on different experiences and expertise is critical for strategic decision-making, problem-solving, leadership development and creativity.

Multiple research reports agree with Union Pacific’s statement. Research indicates that companies with diverse teams offer better management, have stronger long-term growth prospects, and improved share value. These studies include:

●	BCG found that innovation revenue was 19 percent higher in companies with above-average leadership diversity. In addition, companies with above-average diversity had EBIT margins nine percentage points higher.[1]
●	Credit Suisse, in a study of over 3,000 companies, found that companies with women representing more than 20 percent of managers have had greater share price increases over the past decade than those companies with lower representations of women in management.[2]
●	A McKinsey study found that companies in the top quartile for gender diversity in corporate leadership had a 21 percent likelihood of outperforming bottom-quartile industry peers on profitability. Similarly, leaders in racial and ethnic diversity were 33 percent more likely to outperform peers on profitability.[3]

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1 https://www.bcg.com/en-us/publications/2018/how-diverse-leadership-teams-boost-innovation.aspx

2 https://www.americanbanker.com/diversity-&-inclusion-yields-strongest-returns

3 https://www.mckinsey.com/business-functions/organization/our-insights/delivering-through-diversity

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

●	A 2019 study of the S&P 500 by the Wall Street Journal found that the 20 most diverse companies had an average annual five year stock return that was 5.8 percent higher than the 20 least-diverse companies.[4]
●	Stanford Graduate School of Business researchers found that share prices increased when companies reported better than anticipated gender diversity. This was particularly true when the company had better diversity than the industry leader.[5]

Given these benefits, investors are incentivized to ensure that the companies they hold are proactive and intentional in addressing their workplace diversity and inclusion programs. Union Pacific’s lack of transparent diversity and inclusion metrics undermines investors’ ability to assess and benchmark the company’s corporate commitment to a diverse and inclusive workplace.

2.	Corporate Policies that Allow Harassment and Discrimination Undermine Business Success

Researchers have identified benefits of diverse and inclusive teams include: access to top talent, better understanding of consumer preferences, a stronger mix of leadership skills, informed strategy discussions, and improved risk management. Diversity, and the different perspectives it encourages, has also been shown to encourage more creative and innovative workplace environments.6

In contrast, companies where harassment and discrimination exist may experience reduced employee morale and productivity, increased absenteeism, challenges in attracting talent and difficulties in retaining talent. Employees directly experiencing workplace discrimination are also more likely to experience anxiety and depression, potentially hindering their ability to contribute in the workplace.7 The implications of a non-inclusive workplace go beyond directly impacted employees; in a Deloitte study, 80 percent of surveyed full-time employees said that inclusion was an important factor in their employer choice. Seventy-two percent said that they would consider leaving an employer for a more inclusive work environment.8

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4 https://www.wsj.com/articles/the-business-case-for-more-diversity-11572091200

5 https://www.bloomberg.com/news/articles/2019-09-17/when-companies-improve-their-diversity-stock-prices-get-a-boost)

6 https://images.forbes.com/forbesinsights/StudyPDFs/Innovation_Through_Diversity.pdf

7 https://www.apa.org/news/press/releases/stress/2015/impact

8 https://www2.deloitte.com/us/en/pages/about-deloitte/articles/press-releases/inclusion-survey.html

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

3. Union Pacific is Risking the Trust and Confidence of its Consumers and Employees

Union Pacific has made a number of strong statements about the Company’s commitment to diversity and inclusion. These include:

-	A March 23, 2021 statement from Union Pacific Chairman, President and Chief Executive Office, Lance Fritz in a piece on the Union Pacific website titled, “We Must Help Communities Gain Strength from Diversity,” Mr. Fritz states: “We can, we will, and we must help our communities gain strength from their diversity. Serve, Grow, Win - Together. We are One!”[9]

-	Mr. Fritz also posted in June, 2020: “Union Pacific took action forty years ago to better understand and promote diversity. Forty years is too long to still be having this conversation. We will intensify our efforts to listen and learn from those suffering racial injustice and bias; and we will continue to lean into our communities, lending a hand and getting engaged. This is on all of us – see something, say something, do something.”[10]

-	In its 2021 Annual Report on Form 10-K: “Attracting, acquiring, and maintaining a diverse workforce provides access to the skills and character we need to foster innovative ideas and drive optimal business growth … Union Pacific’s commitment – today and for the long run, is to further improve and strengthen performance through an inclusive workforce that reflects the diverse markets and communities we serve.

Shareholders are concerned that consumers, employees and others may determine that the Company has sought to build its brand by representing itself as an ally to justice movements, termed “performative allyship” or “wokewashing,” without integrating best practices into its own operations, eroding the trust of key consumer demographics and employees.

Union Pacific, to be credible with investors and other external stakeholders, needs to show that its statements are not puffery by allowing external parties to review the data demonstrating the effectiveness of its workplace programs to ensure fair and equitable treatment of the organization’s diverse employees.

3.	Union Pacific’s DEI Reporting Significantly Lags Peers

Union Pacific lags its peers in the disclosure and transparency it provides to investors. As of April 5, 2021, Union Pacific has not released even its consolidated EEO-1 form. Seventy-two of the S&P 100 release, or have committed to release, their consolidated EEO-1 forms, a best-practice standard for workforce composition disclosure. Within its executive compensation peer group, as identified in the proxy statement, the following release, or have committed to release this form: Exelon Corp, Northrop Grumman Corp, Raytheon Technologies Corp, Southern Company, and United Parcel Service Inc.

The release of workforce composition data is akin to a balance sheet, detailing diversity at a single point in time. Just as a balance sheet would, by itself, be insufficient to identify the strength of a company’s financials, so too is the EEO-1, by itself, insufficient in assessing the effectiveness of DEI programs. The Company’s inclusion data – the hiring, retention and promotion rates of diverse employees – must also be shared for investors to have a full understanding of the actual experience of Union Pacific’s employees. This data is needed for investors to assess if a company is masking a toxic workplace culture having poor retention rates with high recruitment statistics, for example.

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9 https://www.up.com/aboutup/community/inside_track/embrace-diversity-210323.htm?agfc=Inside%20Track&agfm=HomePage&agfs=UP.com

10 https://www.up.com/aboutup/community/injustice/index.htm

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

Below are examples of inclusion factor data that Union Pacific’s peers are disclosing, or have committed to disclose, as of April 4, 2021:

-	Thirty-four percent of the S&P 100 release, or have committed to release, their recruitment rates of female employees.

-	Nineteen percent of the S&P 100 release or have committed to release, their retention rates of female employees.

-	Twenty percent of the S&P 100 release or have committed to release, their promotion rate of female employees.

-	Twenty-seven percent of the S&P 100 release or have committed to release, at least one recruitment statistic related to race or ethnicity.

-	Eighteen percent of the S&P 100 release or have committed to release, at least one retention statistic related to race or ethnicity.

-	Within the US based compensation peer groups that Union Pacific identifies in its proxy statement, 77 percent, release, or have committed to release, more inclusion factor data than Union Pacific. This places Union Pacific in the bottom quartile relative to its peers for its workplace equity data disclosure

NOTES ON UNION PACIFIC’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement in opposition to the resolution, the Board lists a number of links where additional reporting can be found on Union Pacific’s approach to DEI. These links each provide a puzzle piece related to the Company’s DEI management, but the content is disjointed. As with the long list of DEI actions included in the statement in opposition to the resolution, the Board’s oversight of the work being undertaken is not detailed, nor is clear how the Board determines the impact or effectiveness of its programs. For example, the Board describes its Union Pacific Diversity Scholars Program at Creighton University, a program that commits $100k of education support to at least eight students a year. However, without the necessary context of the company’s current recruitment rates, investors are unable to determine if this program is sufficient to address any hiring challenges Union Pacific may have.

In addition, in its statement in opposition to the resolution, the Board writes:

Diversity metrics alone do not lead to or necessarily accurately demonstrate our ultimate success. For example, additional reporting would not necessarily reflect our culture or that our employees are engaged and included in our work … Additionally, an emphasis on metrics can, and often does, narrow the focus to only the most easily measured and reported data, which would fail to reflect Union Pacific’s broad, holistic approach to D&I.

In response, the proponents note that Union Pacific is encouraged to release its workplace diversity and inclusion metrics in addition to content which details the Company’s “broad, holistic approach to D&I.” Both qualitative and quantitative data are needed to understand the true workplace conditions at the Company.

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2021 Proxy Memo Berkshire Communications | Shareholder Proposal on Board Assessment of Diversity and Inclusion Efforts

CONCLUSION

Vote “Yes” on this Shareholder Proposal #7 seeking an annual report assessing the Company's diversity and inclusion efforts.

A “Yes” vote is warranted. The Board has released insufficient information to assure investors that it is providing effective oversight of diversity, equity, and inclusion programs at Union Pacific. The resistance to providing investors with metrics supporting the company’s statements on the effectiveness of its DEI programs is concerning.

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For questions regarding Proposal 7 at Union Pacific, please contact Meredith Benton, As You Sow Workplace Equity Program Manager and Principal at Whistle Stop Capital, benton@whistlestop.capital, (415) 384-9895.

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